                                                                   Exhibit D-4.2

                            UNITED STATES OF AMERICA
                            ------------------------

                         NUCLEAR REGULATORY COMMISSION
                         -----------------------------

In the Matter of                     )
                                     )
UNION ELECTRIC COMPANY               )            Docket No. 50-483
                                     )
(Callaway Plant.  Unit 1)            )

          ORDER APPROVING APPLICATION REGARDING THE CORPORATE MERGER
              AGREEMENT BETWEEN UNION ELECTRIC COMPANY AND CIPSCO
                    INCORPORATED TO FORM A HOLDING COMPANY

                                       I.

     Union Electric Company (UEC) is sole owner of Callaway Plant, Unit 1, UEC holds Facility Operating License No. NPF-30 issued by the U.S. Nuclear Regulatory Commission (NRC) pursuant to Part 50 of Title 10 of the Code of Federal Regulations on October 18, 1984. Under this license, UEC has the authority to own and operate Callaway Plant, Unit 1. Callaway Plant is located in Callaway County, Missouri.
                                      II.

     By letter dated February 23, 1996, as supplemented by letters dated April 24, 1996, and November 15, 1996. UEC informed the Commission that it had entered into a merger agreement with CIPSCO Incorporated (CIPSCO) which would provide for UEC to become a wholly-owned operating company of Ameren Corporation (Ameren). Ameren was formed to implement the merger agreement, and is presently owned equally by UEC and CIPSCO. Under the merger agreement, current holders of common stock in Ameren. UEC requested, to the extend necessary, the Commission's approval, pursuant to 10 CFR 50.80. Notice of this application for approval was published in the FEDERAL REGISTER on June 10, 1996 (61 FR 29434), and an

Environmental Assessment and Finding of No Significant Impact was published in the FEDERAL REGISTER on November 22, 1996 (61 FR 59469).

     Under 10 CFR 50.80, no license shall be transferred, directly or indirectly, through transfer of control of the license, unless the Commission shall give its consent in writing. Upon review of the information submitted in the letter of February 23, 1996, as supplemented by letters dated April 24, 1996, and November 15, 1996, and other information before the Commission, the NRC staff has determined that consummation of the merger agreement between UEC and CIPSCO, resulting in UEC becoming a wholly-owned subsidiary of a holding company. Ameren, will not affect the qualifications of UEC as holder of the license for Callaway Plant, and that the transfer of control of the license, to the extent effected by the consummation of the merger agreement between UEC and CIPSCO, is otherwise consistent with applicable provisions of law, regulations, and orders issued by the Commission, subject to the conditions set forth herein. These findings are supported by the Safety Evaluation dated October 16, 1997.

                                      III.

     Accordingly, pursuant to Section 161b, 161i, 161o, and 184 of the Atomic Energy Act of 1954, as amended, 42 USC 2201(b), 2201(i), 2201(o) and 2234, and
10 CFR 50.80. IT IS HEREBY ORDERED that the Commission approves the application regarding the merger agreement between UEC and CIPSCO, under which Ameren will become the holding company of UEC, subject to the following: (1) UEC shall provide the Director of the Office of Nuclear Rector Regulation a copy of any application, at the time it is filed, to transfer (excluding grants of security interests or liens) form UEC to its proposed parent or to any other affiliated company, facilities or other assets for the production, transmission, or distribution of electric energy having a depreciated book value exceeding ten percent (10%) of UEC's consolidated net utility plant, as recorded on UEC's books of account; and (2) should the merger agreement between UEC and CIPSCO not be implemented by September 30, 1998, this Order shall become null and void, provided, however, on application and for good cause shown, such date may be extended.

     This Order is effective upon issuance.

                                      IV.

     By November 21, 1997, any person adversely affected by this Order may file a request for a hearing with respect to issuance of the Order. Any person requesting a hearing shall set forth with particularity how that interest is adversely affected by this Order and shall address the criteria set forth in 10 CFR 2.714(d).

     If a hearing is to be held, the Commission will issue an order designating the time and place of such hearing.

     The issue to be considered at any such hearing shall be whether this Order should be sustained.

     Any request for a hearing must be filed with the Secretary of the Commission, U.S. Nuclear Regulatory Commission, Washington, D.C. 20555-0001,
Attention: Rulemakings and Adjudications Staff, or may be delivered to 11555 Rockville Pike, Rockville, Maryland between 7:45 am and 4:15 pm Federal workdays, by the above date. Copies should be also sent to the Office of the General Counsel, and to the Director, Office of Nuclear Reactor Regulation, U.S. Nuclear Regulatory Commission, Washington, DC 20555, and to Gerald Charnoff, Esquire/Thomas A. Baxter, Esquire, Shaw, Pittman, Potts & Trowbridge, 2300 N. Street, N.W., Washington, D.C. 20037, attorneys for UEC.

     For further details with respect to this Order, see the application dated February 23, 1996, and supplemental letters dated April 24, 1996 and November 15, 1996, which are available for public inspection at the Commission's Public Document Room, the German Building, 2120 L Street, NW., Washington, D.C. and at the local public document room located at the Callaway County Public Library, 710 Court Street, Fulton, Missouri 65251.

                                          FOR THE NUCLEAR REGULATORY COMMISSION



                                          Samuel J. Collins, Director
                                          Office of Nuclear Reactor Regulation

Dated at Rockville, Maryland,
this 16th day of October 1997

                  UNITED STATES NUCLEAR REGULATORY COMMISSION
                  -------------------------------------------

                             UNION ELECTRIC COMPANY
                             ----------------------

                            CALAWAY PLANT, UNIT 1
                             ---------------------

                               DOCKET NO. 50-483
                               -----------------

                    POST OPERATING LICENSE ANTITRUST REVIEW
                    ---------------------------------------

                       FINDING OF NO SIGNIFICANT CHANGES
                       ---------------------------------

     By letter dated February 23, 1996, as supplemented by letters dated April 24, 1996 and November 15, 1996, Union Electric Company (UEC), holder of the Operating License for the Callaway Nuclear Plant, requested NRC approval regarding a merger agreement with Central Illinois Public Service Company (CIPSCO), under which UEC would become a wholly-owned subsidiary for the newly formed Ameren Corporation, a registered public utility holding company. Presently, 50 percent of Ameren is owned by UEC, and 50 percent is owned by CIPSCO.

     The staff has examined, from a competitive standpoint, events which have occurred since issuance of the Callaway, Unit 1 construction permit to UEC and the operating license. In addition, the staff has considered the structure of the electric utility industry in the State of Missouri, and the record and testimony developed in related proceedings at the Federal Energy Regulatory Commission (FERC).

     The staff's analysis is as follows:

     After the merger, UEC will continue to own and operate the Callaway Nuclear Plant. UEC will continue to be engaged principally in the generation, transmission, distribution and retail and wholesale sale of electricity and in the distribution and retail sale of natural gas in Missouri.

     Based upon the information provided by the licensee, the proposed merger and restructuring will not adversely affect the operation of the Callaway facility nor the bulk power services market served by the Callaway facility. For the most part, the transmission systems of UEC and CIPSCO do not overlap, so the merger for the most part would not eliminate one independent and potentially competing transmission alternative. Also, the licensee has filed consolidated (one system) open access transmission tariffs, which make available all of the direct interconnections of both companies as receipt and delivery points. This has the potential to expand wholesale bulk power trading opportunities in the region. The single-system open access transmission tariffs should make entry by new non-utility generators easier than before the merger, which should increase competition for long term generating capacity.

     Market forces resulting from deregulation of the electric utility industry appear to be the driving force for the proposed merger. In testimony before FERC, licensee representatives stated that the rationale for the merger was to reduce the combined operating costs of UEC and CIPSCO. Both companies have been aggressively pursuing cost reductions to remain competitive, and have reached the practical limits of that strategy. Without a fundamental change in their way of doing business, it would become increasingly difficult to continue reducing costs. By combining utility operations, both companies have an opportunity to achieve more cost efficiency than either company could achieve independently.

     The staff recommends that the Director of the Office of Nuclear Reactor Regulation issue a no significant antitrust change finding in connection with UEC's request dated February 23, 1996, as supplemented by letters dated April 23, 1996, and November 15, 1996.

     Based on the staff's analysis, it is my finding that the proposed implementation of the merger agreement between UEC and CIPSCO, which provides for UEC to become a wholly-owned subsidiary of the newly formed Ameren Corporation, does not represent a "significant change."

     Dated at Rockville, Maryland, this 16th day of October 1997.

                                          FOR THE NUCLEAR REGULATORY COMMISSION



                                          Samuel J. Collins, Director
                                          Office of Nuclear Reactor Regulation

         SAFETY EVALUATION BY THE OFFICE OF NUCLEAR REACTOR REGULATION
         -------------------------------------------------------------

                                PROPOSED MERGER
                                ---------------

                             UNION ELECTRIC COMPANY
                             ----------------------

                             CALLAWAY PLANT, UNIT 1
                             ----------------------

                               DOCKET NO. 50-483
                               -----------------
1.0  INTRODUCTION
     ------------

By letter dated February 23, 1996, as supplemented by letters dated April 24, 1996, and November 15, 1996, Union Electric Company (UEC) submitted an application for approval of the implementation of a merger agreement between UEC and Central Illinois Public Service Company, Incorporated (CIPSCO), under which UEC would become a wholly-owned subsidiary of a new company, Ameren Corporation (Ameren). Ameren was formed to implement the merger agreement, and presently is owned equally by UEC and CIPSCO. UEC is the holder of Facility Operating License No. NPF-30 for the Callaway Plant, Unit 1. Ameren, after becoming the parent company to UEC, would hold all common stock in UEC. UEC would continue to remain the owner/operator of the single unit Callaway Plant. After the merger, UEC would remain as "electric utility" as defined in 10 CFR 50.2, engaged in the generation, transmission, and distribution of electric energy for wholesale and retail sale. Current UEC common stockholders would exchange their shares for Ameren common stock, and current CIPSCO shareholders likewise would exchange their common shares for Ameren common stock.

Pursuant to 10 CFR 50.80, no license for a production or utilization facility, or any right thereunder, shall be transferred, assigned, or in any manner disposed of either voluntarily or involuntarily, directly or indirectly, through transfer of control of the license to any person, unless the Commission gives its consent in writing. The Commission may approve the transfer of control of a license, after notice to interested persons (61 FR 29434). Such action is contingent upon the Commission's determination that the licensee following the transfer of control is qualified to be the holder of the license and the transfer of such control is otherwise consistent with the applicable provisions of law, regulations, and orders of the Commission.

2.0  ANTITRUST CONSIDERATIONS
     ------------------------

Callaway Application
--------------------

UEC, the sole owner and operator of the Callaway Plant, Unit 1, has entered into a merger agreement with CIPSCO, which provides for UEC to become a wholly-owned subsidiary of the newly formed Ameren Corporation, a registered public utility holding company. In addition, Central Illinois Public Service Company ("CIPS") (CIPSCO's principal utility operating subsidiary) and CIPSCO Investment Company (CIPSCO's subsidiary for conducting non-utility businesses) will also become wholly-owned operating subsidiaries of Ameren.

By letter dated February 23, 1996, as supplemented by letters dated April 24, 1996, and November 15, 1996, the Nuclear Regulatory Commission (NRC) staff received an application from UEC requesting that the license be amended to reflect UEC's status as an operating company subsidiary of Ameren Corporation, and that consent be granted pursuant to 10 CFR (S) 50.80.

After review of the filings in this proceeding, the record and testimony developed in the related proceedings at the Federal Energy Regulatory Commission
(FERC) and other public information, the staff has determined that there are no antitrust concerns resulting from the changes proposed in the subject request. Consequently, the Director of the Office of Nuclear Reactor Regulation has issued a post-operating license no significant antitrust change finding in connection with UEC's request.

Previous NRC Antitrust Reviews
------------------------------

The staff previously conducted antitrust licensing reviews of UEC at the Callaway construction permit and operating license phases. The review conducted for the operating license was completed on January 24, 1984, and concluded that there were no significant antitrust changes since the construction permit antitrust review and that a second full antitrust review was not required. The staff's conclusion stated in part:

     Many changes with competitive implications have occurred in the applicant's service area since the initial antitrust review at the construction permit stage: 1) The applicant, at the suggestion of the Department of Justice, revised many of its wholesale power contracts with the effect of freeing up competitive options for wholesale customers; 2) Anticipated growth in demand for electricity did not materialize and the high cost of money along with escalating construction costs all provided the impetus for cancellation of Unit 2 of the Callaway Nuclear Plant: 3) State legislation provided the means for smaller municipal power systems to band together to form joint action agencies, thereby enhancing their bargaining positions in negotiating bulk power supply agreements throughout the State of Missouri; 4) Antitrust litigation involving the applicant was initiated; and 5) The applicant consummated an acquisition and initiated a merger involving its three electric subsidiaries during the interim period since the initial antitrust review at the construction permit (CP) stage...

In the 1984 finding of no significant antitrust changes, the staff expressed concern with the applicant's activities in one instance involving negotiations between Union Electric and its smaller wholesale power customers regarding wheeling services. The outstanding issues were subsequently resolved through litigation and substantive negotiations between Union Electric and its smaller wholesale power customers.

On March 12, 1992, UEC purchased the Missouri retail electric distribution properties of Arkansas Power and Light Company. This acquisition increased UEC's customers by 26,000 in 10 counties in southeastern Missouri adjacent to UEC's existing service territory.

In December 1992, UEC sold its Iowa retail and wholesale electric distribution properties to Iowa Electric Light & Power Company and its northern Illinois electric distribution properties to Central Illinois Public Service Company. UEC served approximately 21,000 customers in the area sold.

Other Review Proceedings
------------------------

In addition to the instant review, reviews of the proposed merger are in progress at the FERC, the SEC, the Missouri Public Service Commission, and the Illinois Commerce Commission.

Public Comments on Application
------------------------------

Pursuant to 10 CFR (S) 2.101 of the NRC's rules and regulations, the staff published in the Federal Register/1/ notice of receipt of a request from UEC for
                 ----------------
approval of the transfer of control of the license for Callaway Plant, Unit 1, that would result from the consummation of the proposed merger agreement between UEC and CIPSCO, the subject of this Safety Evaluation.

No comments have been received expressing concerns with the proposed merger agreement.

Department of Justice Review
----------------------------

By letter dated January 14, 1997, a draft copy of this document was forwarded to the Department of Justice (DOJ) for review and comment. By letter dated July 18, 1997, the DOJ replied indicating that it concluded that the merger is unlikely to create competitive concerns that would violate the Clayton Act.

NRC Staff Findings
------------------

After reviewing Union Electric Company's application requesting approval under 10 CFR (S) 50.80 of the transfer of control of the Callaway Plant, Unit 1 license, documentation submitted in related proceedings before the FERC, and other relevant public information, the staff has made the following findings:

     The license amendment request would add a footnote after the words "Union Electric Company" in paragraph 1.A of NPF-30 that identifies that following the merger, Union Electric will become a wholly-owned operating subsidiary of Ameren Corporation. After the merger, UEC will continue to own and operate the Callaway Nuclear Plant. UEC will continue to be engaged principally in the generation, transmission, distribution and retail and wholesale sale of electricity and in the distribution and retail sale of natural gas in Missouri.


__________________________

/1/  61 Fed. Reg. 29434, June 10, 1996.

     Based upon the information provided by the licensee, the proposed merger and restructuring will not adversely affect the operation of the Callaway facility nor the bulk power services market served by the Callaway facility. For the most part, the transmission systems of UEC and CIPSCO do not overlap, so the merger for the most part would not eliminate one independent and potentially competing transmission alternative. Also, the licensee has filed consolidated (one system) open access transmission tariffs, which make available all of the direct interconnections of both companies as receipt and delivery points. This has the potential to expand wholesale bulk power trading opportunities in the region. The single-system open access transmission tariffs should make entry by new non-utility generators easier than before the merger, which should increase competition for long term generating capacity.

     Market forces resulting from deregulation of the electric utility industry appear to be the driving force for the proposed merger. In testimony before the FERC, licensee representatives stated that the rationale for the merger was to reduce the combined operating costs of UEC and CIPSCO. Both companies have been aggressively pursuing cost reductions to remain competitive, and have reached the practical limits of that strategy. Without a fundamental change in their way of doing business, it would become increasingly difficult to continue reducing costs. By combining utility operations, both companies have an opportunity to achieve more cost efficiency than either company could achieve independently.

Conclusion
----------

Based on the above, the Director of the Office of Nuclear Reactor Regulation issued a post-OL no significant antitrust change finding in connection with UEC's request dated February 23, 1996, as supplemented by letters dated April 23, 1996, and November 15, 1996.

3.0  TECHNICAL QUALIFICATIONS AND MANAGEMENT OF THE CALLAWAY, PLANT, UNIT 1
     ----------------------------------------------------------------------
     OPERATION
     ---------

UEC stated in its letter dated February 23, 1996, that the merger will have no effect on the operation of the Callaway Plant, Unit 1, or the provisions of the License. UEC will continue to own and operate Callaway after the merger, as required by the License. After the consummation of the merger, UEC will continue to operate and support Callaway using the existing organizational structure and personnel.

Based upon the above, the staff finds that the proposed merger will not adversely affect UEC's technical qualifications or management of the Callaway Plant, Unit 1.

4.0  FOREIGN OWNERSHIP, CONTROL, OR DOMINATION
     -----------------------------------------

The licensee stated in its February 23, 1996, letter that the common shareholders of UEC and CIPSCO immediately prior to the merger (except for the holders of Union Electric Dissenting shares) will be common shareholders of Ameren immediately upon the consummation of the merger. By letter dated November 15, 1996, the licensee stated that as of November 13, 1996, less than 1 percent of both UEC and CIPSCO common stock shares were registered to foreign holders. In addition, the licensee stated that all officers and directors of UEC are U.S. citizens, and that new directors who will be installed when the merger agreement is consummated will all be U.S. citizens.

The staff does not know or have reason to believe that the proposed transaction will result in UEC being owned, controlled, or dominated by alien, a foreign corporation, or a foreign government.

5.0  FINANCIAL QUALIFICATION ANALYSIS
     --------------------------------

UEC proposes the implementation of a merger agreement with CIPSCO under which Ameren would become the parent company to UEC and would hold all common stock in UEC upon completion of the merger. Ameren is a Missouri Corporation owned in equal shares by UEC and CIPSCO, and was formed to effect the transactions contemplated by the merger agreement. UEC would continue to remain the owner/operator of the single unit Callaway Plant. After the merger, UEC would remain an "electric utility" as defined in 10 CFR 50.2 engaged in the generation, transmission, and distribution of electric energy for wholesale and retail sale. Current UEC common stockholders would exchange their common shares for common shares in Ameren, as would current CIPSCO common shareholders.

UEC indicates that, after the proposed merger, it will remain "committed to provide all funds necessary for the safe operation, maintenance, repair, decontamination and decommissioning of Callaway in conformance with NRC regulations, subject to the same conditions, terms, and obligations of the License. After the merger, UEC's financial ability to fund the above costs will be equal to, or greater than, its ability without the merger. The merger will result in cost efficiencies to help maintain competitive rates." (Attachment 1 to letter from UEC to the NRC dated February 23, 1996, p. 9)

UEC indicates that it will remain an "electric utility" as defined in 10 CFR
50.2. That is, UEC will continue to be engaged in the generation, transmission, and distribution of electricity and will remain subject to the rate regulatory authority of the Missouri Public Service Commission, the Illinois Commerce Commission, and the FERC. The NRC concurs with this assessment. Thus, pursuant to 10 CFR 50.33(f), UEC is not subject to further financial qualifications review.

However, in view of the NRC's concern that mergers involving formation of holding companies can lead to a diminution of assets necessary for the safe operation and decommissioning of a licensee's nuclear power plants, and pursuant to 10 CFR 50.33(f)(4), the NRC has sought to obtain commitments from its licensees that initiate such restructurings not to transfer significant assets from the licensee to an unlicensed corporate affiliate without notifying the NRC. UEC has made such a commitment:

     UEC will provide the Director of the Office of Nuclear Reactor Regulation a copy of any application, at the time it is filed, to transfer (excluding grants of security interests or liens) from UEC to its proposed parent or to any other affiliated company, facilities or other assets for the production, transmission, or distribution of electric energy having a depreciated book value exceeding ten percent (10%) of UEC's consolidated net utility plant, as recorded on UEC's books of account. (UEC letter of November 15, 1996)

The staff believes such reporting is important to providing reasonable assurance that UEC will continue to maintain adequate resources to operate and decommission its Callaway Plant, Unit 1 safely.

Based on the foregoing, the staff concludes that the implementation of the proposed merger agreement between UEC and CIPSCO will not adversely affect UEC's financial qualifications with respect to the Callaway plant.

6.0  CONCLUSION
     ----------

Based on the above determinations, the staff concludes that the proposed transaction will not affect the qualifications of UEC as holder of the Callaway Plant, Unit 1 license, and that the transfer of control of the license, to the extent effected by the proposed merger, is otherwise consistent with the applicable provisions of law, regulations, and orders issued by the Commission pursuant thereto.

Principal Contributors:    M. Davis
                           R. Wood
                           K. Thomas
Date:  October 16, 1997